EXHIBIT 12

CROWN HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(in millions)

	Twelve months	Twelve months
	ended	ended
	12/31/2007	12/31/2006

Computation of Earnings:

Income from continuing operatons before income taxes, minority interests and equity earnings	$201	$335

Adjustments to income

Add: Distributed income from less than 50% owned companies	1	2

Add: Fixed charges, as presented below	341	306

Subtract: Interest capitalized	0	(1)

Add: Amortization of interest previously capitalized	0	0

Earnings	$543	$642

Computation of Fixed Charges:

Interest incurred	$307	$279

Amortization of debt-related costs	11	7

Portion of rental expense representative of interest (1)	23	19

Interest capitalized	0	1

Total fixed charges	$341	$306

Ratio of earnings to fixed charges	1.6	2.1

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.